November 24, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino, Esq.

Re:	Xerox Corporation
Registration Statement on Form S-4
Filed October 23, 2009
File No. 333-162639

Ladies and Gentlemen:

On behalf of Xerox Corporation (“Xerox”), we hereby submit for your review Amendment No. 1 to the above-referenced Registration Statement of Xerox (“Amendment No. 1”), originally filed with the Commission on October 23, 2009, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement as originally filed, as well as four unmarked copies of Amendment No. 1.

Set forth below are Xerox’s, and where applicable Affiliated Computer Services, Inc.’s (“ACS”), responses to the comments contained in the letter of the Staff of the Commission to Xerox, dated November 19, 2009. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

The Merger

Background of the Merger, page 59

1.	Please revise the filing to include a description of the discussions that resulted in issuing the $300 million merger consideration to the Class B common stockholder in the form of Xerox Corporation Series A Convertible Perpetual Preferred Stock rather than in another form of merger consideration. Further, where appropriate, disclose the purpose and the general effect on stockholders of issuing the new series of Xerox Corporation Series A Convertible Perpetual Preferred Stock.

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 2, 10, 63 and 134 of Amendment No. 1.

Recommendation of the ACS Board of Directors: ACS’s Reasons for the Merger, page 73

2.	You state that the ACS board of directors and the Strategic Transaction Committee considered as a potential adverse impact that some of ACS’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of ACS’s stockholders generally, including the premium to be paid on the shares of ACS Class B common stock which are owned entirely by Darwin Deason. Please disclose in greater detail the consideration that the board and committee gave to how the premium to Mr. Darwin would impact ACS Class A common stockholders in determining that the transaction is “advisable and in the best interests of ACS and its stockholders.” Please address whether, in making this determination, the board and committee considered the fairness of the Class A merger consideration relative to the merger consideration being received by the holder of Class B common stock.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 74 of Amendment No. 1.

Opinion Financial Advisor to ACS, page 77

3.	You state on pages 79 and 110 that the “type and amount of consideration payable in the merger was determined through negotiations between ACS and Xerox.” We note your disclosure elsewhere in the filing that Xerox offered $300 million in additional consideration for the Class B common stock owned by Mr. Deason based on his representation that he would only support a transaction with this additional merger consideration and that the Strategic Transaction Committee accepted this proposal based on Mr. Deason’s position that he was unwilling to accept less incremental consideration. It appears that this portion of the merger consideration was not negotiated as there was only one proposal considered by both Xerox and the Strategic Transaction Committee. Please advise or clarify that the merger consideration relating to the Class B common stock was not negotiated.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 79 and 110 of Amendment No. 1 and the response to comment 1 above for additional discussion of the negotiations regarding the $300 million in additional consideration to be received by Mr. Deason.

We have revised our disclosure to clarify Mr. Deason’s role in the negotiations of the amount and nature of the consideration being paid to the holders of ACS Class B common stock. We believe that use of the term, “negotiated” accurately reflects the manner in which the consideration payable to Mr. Deason as the holder of ACS Class B common stock was determined. The amount of the incremental Class B merger consideration was determined by mutual agreement of arms-length, opposing parties. We do not believe the fact that both the

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

ACS Strategic Transaction Committee and Xerox accepted Mr. Deason’s firmly stated position that he would not accept less than $300 million in value for his Class B common stock at face value to mean that the amount of this consideration was “not negotiated”. We also note in this regard that the precise terms of the preferred stock that Mr. Deason would receive, some of which impact value, were heavily negotiated between Mr. Deason and Xerox.

4.	Please disclose how stockholders are to evaluate the results of each analysis in connection with your determination that the merger consideration is fair. In this regard, explain how stockholders should evaluate results where the merger consideration is lower in some instances than the implied ratios or values, such as the discounted cash flow and pro forma discounted cash flow analysis conducted by Citigroup Global Markets Inc.

As stated on page 78 of the Registration Statement, Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that stockholders should consider its analyses as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

This disclosure has been supplemented to advise stockholders that “results of analyses where the merger consideration is lower in some instances than the implied ratios or values should be evaluated in combination with those instances in which the merger consideration is greater than the implied ratios or values.” Please see page 79 of Amendment No. 1.

Opinion of Financial Advisor to the Strategic Transaction Committee, page 87

5.	We note your disclosure that in arriving at its fairness opinion, Evercore took into account the additional merger consideration to be received by the holders of the ACS Class B Common Stock in the merger. Please explain in greater detail how consideration of the additional merger consideration to be received by the Class B stockholders influenced Evercore’s conclusion that the Class A merger consideration was fair, from a financial point of view, to the holders of ACS Class A common stock. For example, please disclose if Evercore determined that the Class A merger consideration was fair relative to the merger consideration being received by the holder of Class B common stock.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 100 of Amendment No. 1.

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

6.	Please disclose the criteria used by Evercore in selecting the companies used in its precedent transactions analysis on page 94. Also identify the 7 transactions referenced on page 99 that were used by Evercore to analyze the economic incremental premiums paid in acquisitions of dual class companies.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 94 and 99 of Amendment No. 1.

Undertakings, page II-1

7.	Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included. It also appears that the undertaking required by Item 512(a)(6) relating to the initial distribution of securities should also be included. Please revise or explain.

Additional undertakings have been added to reflect the Staff’s comment. Please see page II-2 of Amendment No. 1. Specifically, undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) have been included.

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Please note that Xerox has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Mario Ponce (212-455-3442) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

Very truly yours,

/s/ Mario Ponce
Mario Ponce

Don H. Liu, Esq.
Xerox Corporation

Tas Panos, Esq.
Affiliated Computer Services, Inc.

James C. Woolery, Esq.
Cravath, Swaine & Moore LLP

Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP

David C. Chapin, Esq.
Ropes & Gray LLP

Jan Woo
Securities and Exchange Commission

Barbara C. Jacobs
Securities and Exchange Commission